Exhibit 99.1

DUNDEE CORPORATION RENEWS ITS NORMAL COURSE ISSUER BID

FOR IMMEDIATE RELEASE

March 30, 2009 – Dundee Corporation (“Dundee” or the “Company”) (DC.A – TSX) today announced receipt of regulatory approval respecting its intention to continue its normal course issuer bid through the facilities of the Toronto Stock Exchange (“TSX”) from April 1, 2009 to March 31, 2010.  Dundee may purchase up to a maximum of 5,483,299 of its class A subordinate voting shares (“Subordinate Voting Shares”), representing approximately 10% of its public float.  As of March 20, 2009, Dundee has 71,119,088 Subordinate Voting Shares issued and outstanding.  Dundee may purchase up to 60,509 Subordinate Voting Shares during any trading day which represents 25% of its average daily trading volume being 242,037 Subordinate Voting Shares for the most recently completed six calendar months prior to TSX acceptance of the notice of normal course issuer bid, other than pursuant to block purchase exemptions. The purchases will be made in accordance with the Policies and rules of the TSX.  The price paid for any Subordinate Voting Shares acquired will be the market price at the time of purchase and all Subordinate Voting Shares purchased under the bid will be cancelled.

Dundee believes that the purchase of its Subordinate Voting Shares at current market values represents a good long-term investment for the Company.  To date, Dundee has purchased an aggregate of 1,859,611 Subordinate Voting Shares at an average price of $11.50 through the facilities of the TSX under the previous normal course issuer bid which came into effect on April 1, 2008 and will expire on March 31, 2009.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $55 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Joanne Ferstman Executive Vice President & Chief Financial Officer (416) 365-5010